Pacific North West Capital Announces $500,000 Private Placement

February 27, 2014 Vancouver, Canada – Pacific North West Capital Corp. (“PFN” and the “Company”) (TSX.V: PFN; Frankfurt: P7J.F; OTCQX: PAWEF announces that it intends to complete a non‐brokered flow‐through and non flow‐through private placement of up to a combined 10,000,000 units for gross proceeds up to $500,000.

Each non flow‐through unit (“NFT Unit”) will consist of one common share at a price of $0.05 per NFT Unit and one‐half of one non‐transferable share purchase warrant (“Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company for a period of 36 months from the closing date at a price of $0.10 per share during the first year, $0.20 per share during the second year and $0.30 per share during the third year.

Each flow‐through unit (“FT Unit”) will consist of one common share at a price of $0.05 per FT Unit and one‐half of one non flow‐through, nontransferable share purchase warrant (“Warrant”). Each Warrant will entitle the holder thereof to purchase one additional non flow‐through common share of the Company for a period of 36 months from the closing date at a price of $0.10 per share during the first year, $0.20 per share during the second year and $0.30 per share during the third year.

The proceeds from the private placement received from the sale of the FT units will be used for the further development and exploration of the River Valley PGM Project and exploration of two large adjacent properties for Canada’s next PGM district, located in the Sudbury region of Ontario. The proceeds from the sale of NFT Units will be used to search for a strategic joint venture partner to share our vision and commitment in exploration and development of River Valley, for the evaluation of additional platinum group metals projects in North America, and working capital.

The shares to be issued with respect to the Offering will be subject to a four‐month hold period in accordance with applicable Canadian Securities Laws. Completion of the Offering and any finder’s fees payable is subject to regulatory approvals.

About Pacific North West Capital

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects to partners for funding through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company's key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in Canada. PFN also has PGM and nickel‐copper projects in Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

650-555 West 12th Avenue, City Square, West Tower Vancouver, B.C. V5Z 3X7 Canada

Figure1. Exploration targets for new higher grade resources in the footwall to the River Valley Intrusion. The peak of the IP chargeability anomalies (red outlined in white) plot to the east of the main PGM mineralized zone ($) on the basal contact of the intrusion. The anomalies represent untested and under tested drill targets in the footwall, adjacent to the current PGM resources.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. In May 2011, Pacific North West Capital Corp. commenced a $5 million drill program on the project. The program was successfully completed in May 2012.  The drilling data were combined with holes drilled previously and delivered to Tetra Tech for a new mineral resource estimation.

An indicative budget includes drilling untested and under tested drill targets in the footwall to the River Valley Intrusion at Dana North, including potential footwall embayments (Fig. 1) and magma feeder features interpreted during the 2012 exploration program, and exploration on regional properties (River Valley East and West).

The NI43‐101 compliant mineral resources for the River Valley Project effective May 1, 2012 are listed in the table below. With 2.5 Moz Pd+Pt+Au in Measured and Indicated resources, the River Valley Project is one of the largest undeveloped primary PGM projects in Canada. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada's largest nickel-copper-PGM mining and processing centre.

NI43-101 Compliant Mineral Resource Estimate at cut-off grade of 0.8 gpt PdEq effective May1, 2012
Class	TONNES	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	Pdeq (g/t)
Total Measured	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46
Total Indicated	65,754,700	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.002	1.35
Total Measured+Indicated	91,339,550	0.58	0.22	0.021	0.04	0.34	0.06	0.02	0.002	1.38
Total Inferred	35,911,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.002	1.07

Contained Metal Contents	Note:
1-Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that ass or any part of the resource will be converted into mineral reserves.
2-See www.pfncapital.comfor more details and noted on the mineral resource estimation.
				3-Resource estimation is based on 462 holes drilled at a section spacing 25m to 100m on eight separate mineralized zones.
PGM+Au (oz)	PdEq (oz)	PtEq (oz)	AuEq (oz)
742,130	1,168,450	555,400	823,710
1,720,900	2,774,470	1,318,800	1,955,900
2,463,060	3,942,910	1,847,200	2,779,610
614,500	1,201,000	571,000	847,000

With these mineral resources, the River Valley Project under assessment for development potential as an open pit PGM‐Cu‐Ni mining operation as the project advances towards a Preliminary Economic Assessment Study.

Qualified Persons Statement

This news release has been reviewed and approved for technical content by Dr. William Stone Ph.D., P.Geo. a Qualified Person under the provisions of National Instrument 43‐101.

Pacific North West Capital Corp. is an International Metals Group Company.
 (www.internationalmetalsgroup.com)

 On behalf of the Board of Directors

"Harry Barr"

Harry Barr
Chairman and CEO

For further Information, contact: Tel: +1.604.685.1870 Fax: +1.604.685.8045
Email: info@pfncapital.com, or visit www.pfncapital.com
650 - 555 West 12th Avenue, Vancouver, B.C., Canada, V5Z 3X7

Neither the TSX Venture nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.
Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with TSX Venture Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.